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                                                            EXHIBIT 99.(a)(5)(v)

                         [LETTERHEAD OF GRUBB & ELLIS]
                                                                    News Release




FOR IMMEDIATE RELEASE                                   Contact:  Noeleen Colgan
                                                                  847.753.7594


        GRUBB & ELLIS COMPANY EXPECTS FISCAL SECOND QUARTER EARNINGS OF
         APPROXIMATELY $.33 PER SHARE, EXCLUDING NON-RECURRING CHARGES
             OF $.14 PER SHARE, UP FROM $.27 PER SHARE A YEAR AGO

      Company completes $55 million credit agreement that will fund stock repurchase


NORTHBROOK, Ill., - Jan. 17, 2001 -- Grubb & Ellis Company (NYSE: GBE) today announced that it expects to report fiscal second quarter earnings of approximately $.33 per diluted share, excluding non-recurring charges of $.14 per diluted share. Including the charges, fiscal second quarter earnings are projected to be $.19 per diluted share. The Company said revenue growth was approximately 20 percent for the quarter ended Dec. 31, 2000 over the same period last year.

     On Dec. 4, the Company projected fiscal second quarter earnings of $.20 per share. At that time, the Company said fiscal second quarter earnings would be impacted by its strategic review process, including the write-off of certain deferred costs associated with amending its credit facility. Those costs are expected to reduce fiscal second quarter earnings by approximately $.04 per diluted share. Additional fees and costs specifically related to the tender offer will be charged directly to equity and have no impact on earnings.

     Fiscal 2001 second quarter earnings also will be affected by a charge of approximately $2.2 million, or $.10 per diluted share, to write-off the remaining goodwill associated with the April 1998 acquisition of the common stock of White Commercial Real Estate, a real estate services firm in Hayward, Calif. The Company believes that the future cash flows of this operation are insufficient to support the carrying value of the goodwill. This charge was not included in the Company's $.20 per share estimate.


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GRUBB & ELLIS FISCAL SECOND QUARTER EXPECTATIONS; COMPANY COMPLETES $55 MILLION
CREDIT AGREEMENT
ADD ONE


     Grubb & Ellis expects to release fiscal second quarter earnings in mid-February.

     The Company also announced it has entered into a $55 million amended and restated credit agreement with its existing bank group. The revised credit facility is related to its previously announced tender offer for up to 7 million shares of the Company's outstanding common stock at a price of $7 per share.

     The credit facility, which is led by Bank of America, N.A., is comprised of a $40 million term loan with a five-year amortization and a $15 million revolving credit facility. Initial borrowings of $40 million will be made under the term loan to effect the purchase of shares pursuant to the tender offer. On Jan. 11, the Company announced an extension of the tender offer to expire at 5 p.m., New York City time, Jan. 24, 2001 to allow stockholders to consider updated earnings information.

Calendar Year 2001 Outlook

     The Company believes that real estate markets will soften moderately in 2001 due to an increase in sublease space, flattening rents and a decline in leasing activity resulting from a slowing economy. This scenario is expected to create leasing opportunities for tenants who were shut out of the extremely tight market last year, generating continued positive absorption of space (though at a lower level) and maintaining an ongoing revenue base to support the Company's transaction and advisory business. As such, Grubb & Ellis expects its earnings growth rate from operations to slow in calendar year 2001. However, reported earnings per share are projected to increase to approximately $1.00 per diluted share primarily as a result of the combined effect of fewer shares outstanding offset by higher interest expense incurred subsequent to the closing of the tender offer. The Company projects earnings before interest, taxes, depreciation and amortization (EBITDA) growth in the range of 8 to 10 percent in calendar year 2001.

                                    - more -
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GRUBB & ELLIS FISCAL SECOND QUARTER EXPECTATIONS; COMPANY COMPLETES $55 MILLION
CREDIT AGREEMENT
ADD TWO

     Grubb & Ellis Company is one of the nation's largest commercial real estate services firms. Through its offices, affiliates and global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific, the company provides a full range of real estate services, including advisory, management and consultative services, to users and investors worldwide. With the collective resources of approximately 8,000 people in over 200 offices in 27 countries, Grubb & Ellis professionals arrange the sale or lease of such business properties as industrial, retail and office buildings, as well as the acquisition and disposition of multi-family and hospitality properties and commercial land. Major multiple-market clients have a single point of contact through the firm's corporate and institutional units for coordination of all of the firm's services as well as site selection, feasibility studies, market forecasts and research. For more information, visit the company's website at www.grubb-ellis.com.


Editor's note:

Except for historical information, statements included in this announcement may constitute forward-looking statements regarding, among other things, market outlook, future revenue and cash flow (EBITDA) growth, earnings growth, earnings per share, changes in expense levels, profitability of acquired companies and effects on the company of changes in the real estate markets. These statements involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Such factors which could adversely affect the company's ability to obtain these results include, among other things: (i) the volume of transactions and prices for real estate in the real estate markets generally; (ii) a general or regional economic downturn that could create a recession in the real estate markets;
(iii) the company's increased debt level and ability to make principal and interest payments; (iv) expenses or capital requirements related to initiatives, investments in people, technology and service improvements; (v) the success of new initiatives and investments; (vi) the ability of the company to integrate acquired companies and assets; and (vii) other factors described in the company's Form 10-K for the fiscal year ended June 30, 2000, filed with the SEC.

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